

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 12, 2017

Ricardo Alejandro Torres
Co-Chief Executive Officer and Chief Financial Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

      Re: **Pampa Energía S.A.**
                 Form 20-F/A for the Fiscal Year Ended December 31, 2015
                 Filed July 27, 2016
                 File No. 1-34429

                 Empresa Distribuidora y Comercializadora Norte S.A.
                 Form 20-F for the Fiscal Year Ended December 31, 2015
                 Filed April 28, 2016
                 File No. 1-33422

Dear Mr. Torres:

      We have reviewed your December 27, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2016 letter.

Pampa Energy Form 20-F Amendment No. 1 for the Fiscal Year Ended December 31, 2015

Notes to the Restated Consolidated Financial Statements

Note 42: Economic and Financial Situation of Generation, Transmission and Distribution Segments, page F-196

1. We have reviewed your response to comment 5 and have the following comments:

    - Considering Edenor's prolonged struggles to receive tariff increases, which have yet to be fully resolved, please explain in greater detail why the pessimistic impairment testing scenario assumed "modest electricity tariffs as from 2017." In doing so, confirm that you believed, as of your fiscal 2015 impairment testing date, that there was a 0% possibility you would receive anything less than "modest electricity tariffs as from 2017." Please also tell us whether or not you currently believe as of today that there is a 0% possibility you would receive lower tariffs in 2017 than reflected in the pessimistic impairment testing scenario described in your Form 20-F. If your "pessimistic" assumptions have changed since your prior impairment test, please advise us of the changes to your assumptions and estimates.

    - Based upon the difference between recoverable amount and carrying amount of your HIDISA and Edenor CGUs, it appears that your HIDISA and Edenor cash-generating units may have been at risk for impairment as of the testing date. When you test CGU's for impairment, please disclose whether such CGU's were at risk of impairment as of the most recent impairment test. If no CGU's were at risk based on your most recent impairment tests, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your assets to future impairment. Alternatively, if a CGU was at risk of impairment and a material impairment charge could occur, it appears additional disclosures should be included within your Critical Accounting Policies disclosure within MD&A and, pursuant to paragraphs 117, 122, 125, and 129 of IAS 1, your financial statement footnotes. Your Critical Accounting Policies should disclose the percentage by which the recoverable amount exceeded carrying value as of the date of the most recent test and a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Your financial statement footnotes should include, at a minimum, a description of the methods and key assumptions used and how the key assumptions were determined, a discussion of the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products